October 6, 2023

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Gary Newberry and Tara Harkins

Re: Pacira BioSciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 8-K Filed August 2, 2023
File No. 001-35060
Ladies and Gentlemen:
Pacira BioSciences, Inc. (the “Company,” “we,” “us” or “our”) hereby submits a response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 22, 2023 (the “Comment Letter”), relating to the above-referenced Form 8-K filed by the Company on August 2, 2023 (the “Form 8-K”).
Form 8-K Filed August 2, 2023
Exhibits
(1)We note within your non-GAAP reconciliations that you present the line item “acquisition-related (gains) charges, restructuring charges and other.” Please tell us and revise future filings to quantify and explain the components of these adjustments including the nature of the charges and what they represent. Within your discussion, please explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“Non-GAAP C&DI”).
Response: In response to the Staff’s Comment Letter, the Company considered the guidance in Item 10(e) of Regulation S-K and the Non-GAAP C&DI in preparing its response.
In future 8-K filings, specifically those under Item 2.02 – Results of Operations and Financial Condition, the Company will describe the components of the aforementioned adjustments, as well as better clarify how these are not “normal, recurring, cash operating expenses.”
See APPENDIX A for proposed disclosure to be included in future filings based on the prior Form 8-K.
(2)We further note footnote (1) with the explanation for the modification of the “if-converted” method in computing non-GAAP diluted net income per share. Please tell us how you considered whether this adjustment substitutes an individually tailored recognition and measurement method and the guidance in Question 100.04 of the Non-GAAP C&DI.
Response: The Company acknowledges the Staff’s position regarding the modification of the “if-converted” method in computing non-GAAP diluted net income per share given the guidance noted in Question 100.04 of the Non-GAAP C&DI. In future filings, specifically those under Item 2.02 – Results of Operations and Financial Condition, the Company will no longer modify the “if-converted” method in computing non-GAAP diluted net income per share for the current and comparable periods presented prospectively.
Further, in future filings, to the extent there is additional dilutive impact on a non-GAAP basis, the Company plans to add a footnote to its non-GAAP diluted net income per share in an effort to provide investors the incremental components utilized if the Company’s outstanding convertible senior notes were converted as of the first day of each applicable period. In the footnote, the Company will note the interest expense, net of tax, and the incremental shares that would be issued for the principal and the conversion premium if a conversion were to occur that were antidilutive, and therefore excluded, on a GAAP basis.
See APPENDIX A for proposed footnote disclosure to be included in future filings based on the prior Form 8-K.
(3)We note that you present the line item “tax impact of non-GAAP adjustments” within your non-GAAP reconciliations. Please provide a brief explanation in future filings as to how the tax impact of the non-GAAP adjustments were computed. Refer to Question 102.11 of the Non-GAAP C&DI.
Response: The Company acknowledges the Staff’s comment and in future filings will provide a brief explanation of how the tax impact of non-GAAP adjustments were computed in its non-GAAP reconciliation to adjusted non-GAAP net income.
See APPENDIX A for proposed disclosure to be included in future filings based on the prior Form 8-K.
* * * *
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please contact the undersigned at (973) 254-3560. Thank you again for your time and consideration.

Sincerely,

Pacira BioSciences, Inc.

By:	/s/ CHARLES A. REINHART, III
Charles A. Reinhart, III
Chief Financial Officer

cc: Kristen Williams, Chief Administrative Officer and Secretary
Lauren Riker, Senior Vice President, Finance, Principal Accounting Officer
Jason Day, Perkins Coie LLP
* * * *

APPENDIX A

Pacira BioSciences, Inc.
Reconciliation of GAAP to Non-GAAP Financial Information
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
GAAP net income	$25,763	$19,876	$6,227	$26,704

Non-GAAP adjustments:
Acquisition-related (gains) charges, restructuring charges and other:	~~(16,613)~~	~~(18,058)~~	~~(4,506)~~	~~(13,721)~~
Severance-related expenses (1)	—	950	—	4,065
Acquisition-related fees and expenses (2)	709	2,272	1,198	4,565
Changes in the fair value of contingent consideration	(18,258)	(21,280)	(6,640)	(22,351)
Restructuring charges (3)	936	—	936	—
Step-up of acquired Flexion fixed assets and inventory to fair value and other	1,727	1,854	3,834	3,785
Stock-based compensation	10,955	11,544	22,945	22,733
Loss on early extinguishment of debt	—	—	16,926	—
Amortization of debt discount	28	706	703	1,412
Amortization of acquired intangible assets	14,322	14,322	28,644	28,644
Tax impact of non-GAAP adjustments (4)	(182)	(6,285)	(14,471)	(15,656)
Total non-GAAP adjustments	10,237	4,083	54,075	27,197

Non-GAAP net income	$36,000	$23,959	$60,302	$53,901

GAAP basic net income per common share	$0.56	$0.44	$0.14	$0.59
GAAP diluted net income per common share	$0.51	$0.40	$0.13	$0.55

GAAP net income	$25,763	$19,876	$6,227	$26,704
Interest expense on convertible senior notes, net of tax	1,029	1,039	—	2,078
GAAP net income used for diluted EPS	$26,792	$20,915	$6,227	$28,782

Non-GAAP basic net income per common share	$0.78	$0.53	$1.31	$1.19
Non-GAAP diluted net income per common share (5)	$ 0.71 ~~$ 0.78~~	$ 0.48 ~~$ 0.51~~	$ 1.20 ~~$ 1.30~~	$ 1.06 ~~$ 1.16~~

Non-GAAP net income	$36,000	$23,959	$60,302	$53,901
Interest expense on convertible senior notes, net of tax (5)	1,029	1,039	2,057	2,997
Non-GAAP net income used for diluted EPS (5)	$37,029	$24,998	$62,359	$56,898

Weighted average common shares outstanding - basic	46,088	45,501	46,019	45,185
Weighted average common shares outstanding - diluted	52,054	52,478	46,285	52,262
Non-GAAP weighted average common shares outstanding - basic	46,088	45,501	46,019	45,185
Non-GAAP weighted average common shares outstanding - diluted (5)	52,054 ~~46,447~~	52,478 ~~46,871~~	51,892 ~~46,285~~	53,458 ~~46,655~~
(1)The severance-related expenses in 2022 relate to former employees released in connection with the acquisition of Flexion Therapeutics, Inc. (“Flexion”) in November 2021.
(2)For the three and six months ended June 30, 2023, acquisition-related fees and expenses primarily related to vacant and underutilized leases assumed from acquiring Flexion. For the three and six months ended June 30, 2022, acquisition-related fees and expenses primarily related to legal fees and third-party services in connection with the Flexion acquisition.
(3)In June 2023, the Company implemented a restructuring plan in an effort to improve its operational efficiencies. The restructuring charges are predominantly related to one-time employee termination benefits through a reduction of headcount, such as severance and related costs.
(4)The tax impact of non-GAAP adjustments is computed by: (i) applying the statutory tax rate to the income or expense adjusted items, (ii) applying a zero-tax rate to adjusted items where a valuation allowance exists, and (iii) excluding discrete tax benefits and expenses primarily associated with tax deductible and non-deductible stock-based compensation. For the three and six months ended June 30, 2023, the GAAP effective income tax rates were approximately 32% and 45%, respectively, and the non-GAAP effective income tax rates were approximately 26% and 25%, respectively, with the difference from GAAP primarily due to the impact of excluding discrete tax expenses associated with non-deductible stock-based compensation and tax expenses related to executive compensation. For the three and six months ended June 30, 2022, the GAAP effective income tax rates were approximately 10% and 9%, respectively, and the non-GAAP effective income tax rates were approximately 26% and 25%, respectively, with the difference from GAAP primarily due to the impact of excluding discrete tax benefits associated with deductible stock-based compensation, tax benefits related to acquisition items, partially offset by tax expenses related to executive compensation.
(5)For the three months ended June 30, 2023 and 2022, there were no non-GAAP adjustments when calculating the diluted weighted average common shares outstanding or the interest expense add back under the “if-converted” method.
For the six months ended June 30, 2023, the $402.5 million convertible senior notes due 2025, or 2025 Notes, were excluded on a GAAP basis as the impact to diluted net income per common share would have been antidilutive. These potential securities resulted in a dilutive impact on diluted net income per common share reported on a non-GAAP basis.
For the six months ended June 30, 2023, non-GAAP adjustments to diluted weighted average shares outstanding included the impact of the 2025 Notes, as if they converted on the first day of the period presented, which resulted in an additional 5.6 million of common shares upon an assumed conversion and added back $2.1 million of interest expense, net of tax, to net income. The Company has the option to settle its 2025 Notes in cash, shares of the Company common stock or a combination of cash and shares of the Company's common stock.
For the six months ended June 30, 2022, the $160.0 million convertible senior notes due 2022, or 2022 Notes, were excluded on a GAAP basis as the impact to diluted net income per common share would have been antidilutive. These potential securities resulted in a dilutive impact on diluted net income per common share reported on a non-GAAP basis.
For the six months ended June 30, 2022, non-GAAP adjustments to diluted weighted average shares outstanding included the impact of the 2022 Notes, as if they were converted on the first day of the period presented, which resulted in adding an additional 1.2 million of common shares upon an assumed conversion and added back $0.9 million of interest expense, net of tax, to net income. On April 1, 2022, the Company repaid the principal portion of its 2022 Notes in cash.

Pacira BioSciences, Inc. Reconciliation of GAAP to Non-GAAP Financial Information (continued) (in thousands) (unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Cost of goods sold reconciliation:
GAAP cost of goods sold	$48,207	$50,627	$97,227	$86,701
Step-up of acquired Flexion fixed assets and inventory to fair value and other	(1,727)	(1,854)	(3,834)	(3,785)
Stock-based compensation	(1,436)	(1,478)	(3,160)	(2,830)
Non-GAAP cost of goods sold	$45,044	$47,295	$90,233	$80,086

Research and development reconciliation:
GAAP research and development	$18,824	$26,282	$35,964	$47,887
Stock-based compensation	(1,722)	(1,520)	(3,597)	(2,978)
Non-GAAP research and development	$17,102	$24,762	$32,367	$44,909

Selling, general and administrative reconciliation:
GAAP selling, general and administrative	$64,850	$65,003	$135,693	$129,263
Stock-based compensation	(7,797)	(8,546)	(16,188)	(16,925)
Non-GAAP selling, general and administrative	$57,053	$56,457	$119,505	$112,338

Weighted average shares outstanding - diluted reconciliation:
GAAP weighted average common shares outstanding - diluted	52,054	52,478	46,285	52,262
Dilutive common shares associated with the 2025 Notes ~~Modified if-converted method adjustment~~ (1)	— ~~(5,607)~~	— ~~(5,607)~~	5,607 ~~—~~	— ~~(5,607)~~
Dilutive common shares associated with the 2022 Notes (2)	—	—	—	1,196
Non-GAAP weighted average common shares outstanding - diluted	52,054 ~~46,447~~	52,478 ~~46,871~~	51,892 ~~46,285~~	53,458 ~~46,655~~

(1) For the six months ended June 30, 2023, potential common shares of the 2025 Notes were excluded from diluted net income per common share on a GAAP basis because they would have been antidilutive. These potential securities resulted in a dilutive impact on diluted net income per common share reported on a non-GAAP basis. ~~On a non-GAAP basis, the “if-converted” method was modified so that interest expense is not added back to the numerator, and the denominator would only include any incremental shares that would be issued for the conversion premium as the company intends to settle the principal amount of its 2025 convertible senior notes in cash. For all periods presented, non-GAAP diluted net income per share did not include any incremental shares related to the conversion premium.~~

(2) For the six months ended June 30, 2022, potential common shares of the 2022 Notes were excluded from diluted net income per common share on a GAAP basis because they would have been antidilutive. These potential securities resulted in a dilutive impact on diluted net income per common share reported on a non-GAAP basis.

Pacira BioSciences, Inc.
Reconciliation of GAAP Net Income to Adjusted EBITDA (Non-GAAP)
(in thousands)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
GAAP net income	$25,763	$19,876	$6,227	$26,704

Interest income	(2,111)	(252)	(5,253)	(523)
Interest expense (1)	3,865	8,833	13,454	19,079
Income tax expense	12,091	2,131	5,153	2,597
Depreciation expense	4,732	6,541	10,012	12,252
Amortization of acquired intangible assets	14,322	14,322	28,644	28,644
EBITDA	58,662	51,451	58,237	88,753

Other adjustments:
Acquisition-related (gains) charges, restructuring charges and other: ~~(2)~~	~~(16,613)~~	~~(19,132)~~	~~(4,506)~~	~~(14,926)~~
Severance-related expenses	—	950	—	4,065
Acquisition-related fees and expenses (2)	709	1,198	1,198	3,360
Changes in the fair value of contingent consideration	(18,258)	(21,280)	(6,640)	(22,351)
Restructuring charges	936	—	936	—
Step-up of acquired Flexion inventory to fair value and other	1,261	1,052	2,566	2,181
Stock-based compensation	10,955	11,544	22,945	22,733
Loss on early extinguishment of debt	—	—	16,926	—
Adjusted EBITDA	$54,265	$44,915	$96,168	$98,741
(1) Includes amortization of debt discount and debt issuance costs
(2) For the three and six months ended June 30, 2022, excludes any depreciation expense included in EBITDA above